

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

August 6, 2008

Ms. Lisa B. Buchanan
Corporate Secretary
Cal Dive International, Inc.
400 N Sam Houston Parkway E.
Houston, Texas 77060

> **RE: Cal Dive International, Inc.**
> **Form S-1**
> **Filed December 31, 2007**
> **File No. 333-148142**

Dear Ms. Buchanan:

We have completed our review of your Form 10-K, Form S-3, and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director